SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTOR

WAKEFIELD MANAGED FUTURES STRATEGY FUND

LETTER OF INVESTMENT INTENT

May 4, 2012

To the Board of Trustees of Wakefield Alternative Series Trust:

Effective as of the date first written above, the undersigned (the "Purchaser") subscribes to purchase a beneficial interest ("Interest") in the Wakefield Managed Futures Strategy Fund, in the amount of $100,000.00 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that each Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Wakefield Advisors, LLC

/s/ Patrick F. Hart III
By: Patrick F. Hart III, Managing Member